SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2007

UPM-KYMMENE CORPORATION

(Translation of registrant’s name into English)

Eteläesplanadi 2

FIN-00130 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      X

UPM’s sale of UPM-Asunnot Oy concluded

(UPM, Helsinki, April, 30, 2007 at 14.00) – UPM’s sale of UPM Asunnot Oy to the Danish-Finnish real-estate investment company Waterhouse Real Estate Investment Oy was completed today and the business has been transferred to the new owner. The deal was published April 4, 2007.

For further information, please contact:

Mr Kaj-Erik Lindberg, Vice President, UPM, Real Estate, tel. +358 204 15 0800

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UPM-KYMMENE CORPORATION

Date: April 30, 2007	By:	/s/ Jyrki Salo
Jyrki Salo
Executive Vice President and CFO

	By:	/s/ Olavi Kauppila
Olavi Kauppila
Senior Vice President, Investor Relations